UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2025

Commission File Number 001-39809

MEDIROM HEALTHCARE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

2-3-1 Daiba, Minato-ku

Tokyo 135-0091, Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Approval of Allotment of Stock Options

On June 26, 2025, the board of directors (the “Board”) of MEDIROM Healthcare Technologies Inc. (the “Company”) approved the issuance of certain stock options of the Company (the “Stock Options”) under the Company’s 2024 Equity Incentive Compensation Plan (the “Plan”). The Stock Options are exercisable only upon the achievement of certain performance criteria and the satisfaction of certain other conditions, which are described in more detail below. Subject to the satisfaction of these conditions, each Stock Option will be exercisable for one share of the Company’s common stock (“Common Stock”).

The recipients of the Stock Options are expected to enter into stock option allotment agreements, in the form approved by the Board, on or around July 7, 2025. Subject to the execution of these agreements, the Stock Options are expected to be granted on or around July 18, 2025.

The principal terms of the Stock Options as approved by the Board are as follows:

(1)	Issue price per Stock Option: ¥2
(2)	Exercise price per share of Common Stock: $1.74; provided, that if this exercise price is lower than the closing price of the Company’s American Depositary Shares on Nasdaq on the allotment date of the Stock Options (the “Allotment Date Closing Price”), then the Allotment Date Closing Price shall instead be the exercise price.
(3)	Allotment date: July 18, 2025
(4)	Exercise period: July 18, 2026 to July 17, 2030
(5)	Conditions for exercise:
(i)	The holders may exercise their Stock Options if, in any fiscal year from the fiscal year ending December 31, 2026 through the fiscal year ending December 31, 2028, the adjusted consolidated revenues of the Company (“Adjusted Consolidated Revenues”), calculated by deducting (A) revenue from Digital Preventative Healthcare and (B) revenue from Sales of Directly-Owned Salons from the consolidated total revenues stated in the Company’s audited consolidated financial statements, exceeds JPY10 billion at least once. For the purpose of this item (i), “Digital Preventative Healthcare” means the segment labelled “Digital Preventative Healthcare” in the segment information and revenue stream table contained in the Company’s audited consolidated financial statements and the notes thereto and “Sales of Directly-Owned Salons” means the line item labelled “sale of directly-owned salons” in the same segment information and revenue stream table.
(ii)	At the time of exercise, the holder shall still be a director, statutory auditor or employee of the Company or a direct or indirect parent or subsidiary of the Company, or an external collaborator engaged by one (or more) of them, and if the holder loses any of these positions, the Stock Option may be exercised only within twelve (12) months from the date of such termination; provided, however, that this requirement shall not apply where the Board determines that holder’s leave is due to expiration of tenure, mandatory retirement age or other just cause.

In order to satisfy the condition for exercise set forth in clause 5(i) above, the Company’s Adjusted Consolidated Revenues would need to increase by approximately 69% from the amount recorded during the fiscal year ended December 31, 2024.

The Stock Options are subject to forfeiture upon the occurrence of certain conditions such as dismissal of the holder for cause. In addition, the Stock Options are subject to customary adjustments upon a stock split or reverse stock split to preserve the economic intent of the Stock Options.

The Stock Options are expected to be allotted as follows:

(1)	207,000 Stock Options to directors and statutory auditors of the Company and its affiliates, totaling 14 individuals;
(2)	87,000 Stock Options to employees of the Company and its affiliates, totaling 16 individuals; and
(3)	106,000 Stock Options to external collaborators of the Company and its affiliates, totaling 7 individuals.

Cautionary Statement Regarding Forward-Looking Statements

This report includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “hope,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include the Company’s expectations with respect to future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s control and are difficult to predict. Factors that may cause such differences include but are not limited to risks and uncertainties related to the risks set forth under “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on April 29, 2025 and in the Company’s other filings with the SEC. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

The information furnished in this report on Form 6-K shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, as amended, except to the extent specifically provided in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2025	MEDIROM HEALTHCARE TECHNOLOGIES INC.

	By:	/s/ Fumitoshi Fujiwara
Name: Fumitoshi Fujiwara
Title: Chief Financial Officer